FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	October	2011
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.
1.	RIM and Tech Data Announce Distribution Agreement for BlackBerry Solutions Targeted at Small to Mid-Sized Businesses in the U.S.	3
2.	RIM Mobilizes Microsoft SharePoint on BlackBerry	2
3.	RIM to Host BlackBerry DevCon Americas 2011	4

Document 1

October 3, 2011

RIM and Tech Data Announce Distribution Agreement for BlackBerry Solutions Targeted at Small to Mid-Sized Businesses in the U.S.

TDMobility Operated through Tech Data and Brightstar Joint Venture to Offer Value-Added Resellers a Single Source for BlackBerry Devices, Software and Support Services

Waterloo, Ontario and Clearwater, Florida – October 3, 2011 – Research In Motion (RIM) (NASDAQ: RIMM; TSX: RIM) and Tech Data Corporation (NASDAQ: TECD) today announced a new agreement that enables Tech Data to distribute BlackBerry® devices, software and technical support services to its channel of over 60,000 value-added resellers in the United States. The agreement also allows Tech Data to support the end-to-end sale of BlackBerry solutions for small to mid-sized businesses through Tech Data’s new TDMobility offering operated by ActivateIT, a Tech Data and Brightstar Corp. joint venture company.

“This agreement opens up new channels for BlackBerry solutions targeted at small to mid-sized businesses in the U.S.,” said Derek Peper, Vice President, Enterprise Sales and Strategic Partnerships at Research In Motion. “RIM is also pleased to support the innovative TDMobility offering through this new relationship with Tech Data – an offering that supports the end-to-end sale of BlackBerry solutions, from devices and software through to training and technical support. This is a great win for RIM, Tech Data, Brightstar, the reseller community, our carrier partners and, most importantly, our business customers.”

Bringing together two of the world’s largest technology distribution companies, Tech Data and Brightstar, gives TDMobility tremendous size and a wide-ranging set of skills.  Tech Data's existing operations allow TDMobility to simplify the entire mobility transaction for resellers, while providing access to state-of-the-art mobile devices, a streamlined activation process with leading mobile carriers, and a commission structure that can improve profitability and cash flow for resellers. Completing the solution, TDMobility enables resellers to create a recurring revenue stream by taking advantage of ActivateIT’s Cell Manage platform to help resellers simplify their customers’ deployments by offering consolidated billing.

“RIM is a strategic vendor partner for our launch of TDMobility into the channel, and ActivateIT is key to making the complete solution possible,” said Joe Quaglia, Senior Vice President of U.S. Marketing at Tech Data. “We formed a strategic alliance with Brightstar to enable just this kind of offering and we’re excited to offer our reseller customers the opportunity to increase their footprint in the channel by making complete, end-to-end BlackBerry solutions more easily available.”

“We’re always looking at the best way to serve our customers,” said Charles Kriete, President of ActivateIT. “Understanding what the marketplace needs is important, but it is our relationship with both RIM and Tech Data that is making this solution possible.”

Tech Data’s reseller customers can offer BlackBerry software, technical support and other services to their clients starting today. BlackBerry device distribution and activation are also offered today through TDMobility for select partners, with general availability planned for later this year.

About Tech Data

Tech Data Corporation (NASDAQ GS: TECD) is one of the world’s largest wholesale distributors of technology products. Its advanced logistics capabilities and value added services enable over 125,000 resellers in more than 100 countries to efficiently and cost effectively support the diverse technology needs of end users. Tech Data generated $24.4 billion in net sales for the fiscal year ended January 31, 2011, and is ranked 109th on the Fortune 500®. To learn more, visit www.techdata.com.

About Brightstar Corp.

Brightstar is a $4.6 billion global services company focused on enhancing the performance and profitability of the key participants in the wireless device value chain: manufacturers, operators, retailers and enterprises enabling over 80,000 points of sale worldwide. The company provides a comprehensive range of more than 100 customized services in 51 countries and territories consisting of value-added distribution, supply chain, retail and enterprise and consumer services. Brightstar’s services help customers manage the growing complexity of the wireless device value chain and enable them to increase product availability, extend and expand their channel reach and drive supply chain efficiencies by getting the right products to the right place at the right time for the best value. For more information on Brightstar, please visit www.brightstarcorp.com.

About Research In Motion

Research In Motion (RIM), a global leader in wireless innovation, revolutionized the mobile industry with the introduction of the BlackBerry® solution in 1999. Today, BlackBerry products and services are used by millions of customers around the world to stay connected to the people and content that matter most throughout their day. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

###

Media Contact:
Marisa Conway
Brodeur Partners (PR Agency for RIM)
mconway@brodeur.com
212-336-7509

Investor Contact:
RIM Investor Relations
investor_relations@rim.com
519-888-7465

Tech Data Corporation
Brian C. Kosoy
Public Relations Manager
brian.kosoy@techdata.com
727-299-8865

Brightstar Corp.
Michele M. Merrell
michele.merrell@brightstarcorp.com
305-421-6000

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  When used herein, words such as "expect", "anticipate", "estimate",  "may",  "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances.  Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements.  RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

Document 2

October 3, 2011

RIM Mobilizes Microsoft SharePoint on BlackBerry

Waterloo, ON - Research In Motion (RIM) (NASDAQ: RIMM; TSX: RIM) announced today the BlackBerry® Client for Microsoft SharePoint, delivering the most advanced mobile SharePoint solution on the market. The BlackBerry Client app provides a deeply integrated and intuitive mobile experience for users together with the market-leading manageability and security of BlackBerry® Enterprise Server, providing a secure and cost-effective solution for businesses and government organizations.

“Our enterprise and government customers asked us to bring a highly refined mobile experience to SharePoint and we are delivering that today with the BlackBerry Client for Microsoft SharePoint,” said Alan Panezic, Vice President, Enterprise Product Management and Marketing at Research In Motion.

Connectivity between BlackBerry® smartphones and SharePoint servers is made possible with the market-leading BlackBerry® Enterprise Server software. The complete solution features:

•	Client app integration with core BlackBerry features and functions such as email, calendar, browser, and Universal Search providing an intuitive user experience

•	Check-out, check-in, and versioning of files reflected on the SharePoint server

•	Microsoft Office document editing using Documents To Go® (pre-installed on BlackBerry smartphones) to download, create, revise and upload documents

•	Access to Blogs, Wikis and Lists and the ability to update from a BlackBerry smartphone

•	Content searches across multiple SharePoint sites from a BlackBerry smartphone

In addition to user benefits, the complete solution also comes with many benefits for organizations and their IT departments. Application management and over-the-air provisioning of the Client app is made easy for IT departments with BlackBerry® Enterprise Server. The DataSmart™ efficiency of the BlackBerry solution transmits more data with less monthly data plan usage, allowing organizations to consider smaller or more budget-friendly plans. And CIOs will welcome the fact that confidential company information is being transmitted securely over the wireless network between BlackBerry Enterprise Server and BlackBerry smartphones.

“In a world of continuous connectivity, businesses and governments require products, services and information faster and more reliably than ever before,” said Victor Garcia, Chief Technology Officer at HP Canada. “The BlackBerry Client for Microsoft SharePoint helps to address the needs of today’s mobile workforce with new tools and mobile applications to enable collaboration and productivity.”

A number of Fortune 500 companies and government agencies plan to roll out the BlackBerry Client for Microsoft SharePoint in the coming weeks.

The BlackBerry Client for Microsoft SharePoint is available today in over six languages and more than 25 countries. For more information, visit www.blackberry.com/sharepoint.

###

About Research In Motion

Research In Motion (RIM), a global leader in wireless innovation, revolutionized the mobile industry with the introduction of the BlackBerry® solution in 1999. Today, BlackBerry products and services are used by millions of customers around the world to stay connected to the people and content that matter most throughout their day. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

###

Media Contact:
Marisa Conway
Brodeur Partners (PR Agency for RIM)
mconway@brodeur.com
212-336-7509

Investor Contact:
RIM Investor Relations
investor_relations@rim.com
519-888-7465

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  When used herein, words such as "expect", "anticipate", "estimate",  "may",  "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances.  Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements.  RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

Document 3

October 3, 2011

FOR IMMEDIATE DISTRIBUTION

RIM to Host BlackBerry DevCon Americas 2011

Waterloo, ON - Research In Motion (RIM) (NASDAQ: RIMM; TSX: RIM) will host BlackBerry® DevCon Americas (www.blackberrydevcon.com/americas) from October 18 to 20, 2011 in San Francisco, California.  New and existing BlackBerry® application developers will get an opportunity to interact and learn from RIM and community experts about the latest development technologies for the BlackBerry® platform.

BlackBerry DevCon Americas provides an excellent opportunity for mobile developers to interact with BlackBerry platform experts and gain insight into trends in mobile development, the future of the BlackBerry platform and helpful tips for building with BlackBerry tools. Attendees will discover the opportunity that exists on the BlackBerry platform and learn about the potential to build differentiated apps that appeal to a growing audience of BlackBerry smartphone and tablet users.

Sessions
BlackBerry DevCon Americas will feature over 100 sessions and offer attendees a variety of industry and BlackBerry platform related content.   Birds of a Feather sessions, the Ask the Experts area and collaborative roundtables will offer attendees the chance to connect with BlackBerry platform experts one-on-one.

Attendees will also be able to take advantage of the interactive instructor-led sessions that are designed to help them get hands-on experience with the latest technology including: WebKit and BlackBerry® HTML5 WebWorks™ Platform Development for both smartphones and tablet; Java® Development for BlackBerry® 7 OS; BlackBerry® PlayBook™ Tablet OS Development - Native SDK, Adobe® AIR®, Adobe® Flash® and BlackBerry tools for Android; BlackBerry Platform Services; BBM™ Social Platform and more.

View the Session Catalog at www.blackberrydevcon.com/americas/session-catalog

New this year at BlackBerry DevCon is a series of sessions focused on helping Latin American developers be successful and learn more about developing for the BlackBerry platform.  There are 14 sessions that will be available in Spanish and attendees will also have the opportunity to hear directly from companies active in the Latin American developer community. In the Ask the Experts area, RIM experts dedicated to the Latin America region will also be on hand.

Find out more about the available Spanish Sessions at: www.blackberrydevcon.com/americas/event-info/latam-developers

Community Speakers
Some of the best community developers, key partners and industry experts will gather to lead sessions at BlackBerry DevCon Americas. Technical experts and innovators from Adobe®, Xtreme Labs, Penrillian, Magmic (a game-developer dynamo responsible for Rubik's® Cube, The New York Times® Crosswords, THKLive and Ka-Glom), Universal Mind, Assanka, PricewaterhouseCoopers, and many more will be on hand to share their mobile app development experiences and insights.
BlackBerry DevCon Americas attendees will also have the opportunity to hear from visionary game designer and futurist, Jane McGonigal on Wednesday October 19 at 11:30am PT for her presentation on how epic missions, wins and collaborative problem-solving in gaming can be used to find solutions in the real world. Inspired attendees will be able to apply this new way of thinking to ultimately improve their applications. Also, as part of her second session on Wednesday October 19 at 1:30pm PT, Ms. McGonigal will hear pitches from pre-selected application developers and give immediate feedback into how to improve their apps.

Find out more about the Developer Community Speakers at www.blackberrydevcon.com/americas/content/speakers/community

App Express
Android and web developers will be able to visit the App Express area at BlackBerry DevCon Americas. Here they will have the opportunity to either quickly port their existing Android app to the BlackBerry PlayBook tablet, or transform an existing web application into a full-fledged app for both the BlackBerry PlayBook tablet and BlackBerry smartphones. Once done, the app can be submitted to BlackBerry App World™.  Experts from RIM's development team and BlackBerry App World team will be available at the App Express area to provide assistance. App Express opens on Monday, October 17 and runs through Thursday, October 20.

Find out more about the App Express area at www.blackberrydevcon.com/americas/content/app-express

Community Events
Through a series of community events at BlackBerry DevCon Americas, attendees will be able to connect and collaborate with the best of the BlackBerry development community:

•
Developer Hackathons where developers attending BlackBerry DevCon are invited to show off their skills during two three-hour marathon hack events on Wednesday October 19, 2011, starting at 7pm. Find out more at: www.blackberrydevcon.com/americas/collaboration-events/hackathon

•
Developer Roundtables where attendees will participate in a series of interactive roundtable discussions that focus on the latest BlackBerry technologies - BlackBerry 7 OS, BlackBerry HTML5 WebWorks Platform, Adobe AIR, and many of today's platform services.  These sessions are for idea and knowledge sharing, and are great opportunities to network and work with the developer community. Find out more at: www.blackberrydevcon.com/americas/collaboration-events/roundtables

•
Birds of a Feather Sessions where attendees will have the opportunity to speak with industry experts regarding any questions or concerns they may have. Find out more at: www.blackberrydevcon.com/americas/collaboration-events/bof-sessions

•
BlackBerry® Partners Fund Developer Challenge is a global competition, and this year includes the categories: Most Innovative WebWorks App, Best Adobe Flash/AIR app and Most Addictive social app using the  BBM Social Platform.  All winners will be recognized at BlackBerry DevCon Americas.  More information on the BlackBerry Partners Fund Developer Challenge, including complete rules, guidelines, competitions, awards and prize packages, is available at www.blackberrypartnersfund.com/challenge.

Attendee Giveaway
Registered attendees at BlackBerry DevCon Americas will receive a 16GB BlackBerry PlayBook tablet at the conference to help kick start the development of their next app.

Quick Links
•	For the latest news and information about BlackBerry DevCon Americas, and to register, please visit www.blackberrydevcon.com/americas
•	Visit the BlackBerry Developer Zone at www.blackberry.com/developers for the latest news, information and updates for BlackBerry developers leading up to the conference and throughout the year.
•	To stay up-to-date on the latest BlackBerry Devcon Americas 2011 developments, follow our social media channels:
o	@ BlackBerryDev Twitter® account: http://twitter.com/#!/BlackBerryDev
o	Inside BlackBerry Developer’s Blog: http://devblog.blackberry.com/
o	BlackBerry Developer's Facebook® Account www.facebook.com/BlackBerryDeveloperCommunity

BlackBerry DevCon Asia and Europe
BlackBerry DevCon Americas is the first BlackBerry DevCon event in a three event series:
•	BlackBerry DevCon Asia is scheduled to take place in Bangkok, Thailand, December 7-8, 2011. Find out more about this event at www.blackberrydevcon.com/asia.
•
BlackBerry DevCon Europe is a new addition to the BlackBerry DevCon series and is scheduled to take place in Amsterdam, February 7-8, 2012.  Find out more about this event at www.blackberrydevcon.com/europe.

About Research In Motion
Research In Motion (RIM), a global leader in wireless innovation, revolutionized the mobile industry with the introduction of the BlackBerry® solution in 1999. Today, BlackBerry products and services are used by millions of customers around the world to stay connected to the people and content that matter most throughout their day. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contact:
Marisa Conway
Brodeur Partners (PR Agency for RIM)
mconway@brodeur.com
212-336-7509

Investor Contact:
RIM Investor Relations
investor_relations@rim.com
519-888-7465

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  When used herein, words such as "expect", "anticipate", "estimate",  "may",  "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances.  Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained atwww.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements.  RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	October 3, 2011	By:	\s\ Brian Bidulka
(Signature)
Brian Bidulka Chief Financial Officer